UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of November 2021

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

SENDAS DISTRIBUIDORA S.A.

Publicly-Held Company with Authorized Capital

CNPJ No. 06.057.223/0001-71

NIRE: 33.300.272.909

MATERIAL FACT

Sendas Distribuidora S.A. ("Company"), pursuant to Law No. 6.404, of December 15, 1976, as amended, and to the Brazilian Securities and Exchange Commission (“CVM”) No. 476, of January 16, 2009, as amended (“Brazilian Corporate Law” and “CVM Instruction 476”, respectively), hereby informs its shareholders and the market in general that the Company’s Board of Directors approved, on November 26th, 2021, the 4th (fourth) issuance of simple unsecured debentures, not convertible into shares, in one series, of the Company, with a term of validity of six years, in the total amount of R$ 2,000,000,000.00 (two billion Reais) (“Issuance” and “Debentures”, respectively), for public distribution with restricted efforts (“Restricted Offering”).

The Debentures shall be subject to the Restricted Offering directed exclusively to professional investors, as set forth in article 11 of the CVM Resolution No. 30, of May 11th, 2021.

The terms and conditions of the Restricted Offering and of the Debentures are defined in the Issuance’s Indenture (“Indenture”) and in the Minutes of the Board of Director’s Meeting.

The funds raised through the Issuance will be used by the Company for general uses, including cash increase.

The Minutes of the Board of Director’s Meeting that has approved the terms and conditions of the Issuance, as set forth in article 59, paragraph 1st of the Brazilian Corporate Law, as well as the Indenture, are available in Company’s website (https://ri.assai.com.br/), in CVM’s website (www.gov.br/cvm/pt-br) and in B3’s website (www.b3.com.br).

The Restricted Offering is automatically dismissed from the registration of public distribution by CVM, under the terms of article 6 of CVM Instruction 476.

This Material Fact is only for informative purpose, as set forth in the prevailing legislation and shall not be interpreted as selling efforts of the Debentures.

The Company will keep its Shareholders and the market in general informed about any new material facts related to the Issuance.

Sao Paulo, November 29th, 2021.

Gabrielle Helú

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 29, 2021

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.